UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52603

Managed Futures Premier Warrington L.P.

(Exact name of registrant as speciﬁed in its charter)

c/o Warrington GP, LLC
200 Crescent Court, Suite 520
Dallas, Texas 75201
Phone: (214) 230-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Redeemable Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Managed Futures Premier Warrington L.P. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 25, 2023	By:	/s/ Scott Kimple

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.